FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated September 20, 2006, regarding key events approved by the Board of Directors’ Meeting of Telefónica del Perú S.A.C., held on that date.

Item 1

Lima, September 20, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re. : Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that today the Board of Directors adopted the following decisions which are considered key events:

1.	Accepted the resignation of Mr. Gabriel Frías García, Spanish, with foreign identification card N° 000114157, as Vicepresidente of Empresas and assigned to this position Mr. José Manuel Revilla Figueroa, Peruvian, identified with identification card N° 08258146.

2.	Authorized the transfer of representative actions of capital stock of the subsidiary Transporte Urgente de Mensajería S.A.C. to the company Urbano Express S.A., and delegated faculties to determined officials for the subscription of the respective contract of sale. In the date in which said operation will be performed the company Transporte Urgente de Mensajería S.A.C. will stop forming part of Group Telefónica, which will be reported to you accordingly.

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: September 26, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.